Filed Pursuant to 424(b)(5)
File No. 333-229051

Prospectus Supplement No. 2

To Prospectus dated February 14, 2019

Subscription Rights to Purchase Up to 8,000 Units

Consisting of an Aggregate of Up to 8,000 Shares of Series B Convertible Preferred Stock

and Warrants to Purchase Up to 40,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit

This Prospectus Supplement No. 2 amends and supplements the prospectus dated February 14, 2019 (as supplemented by prospectus supplement no. 1 dated February 26, 2019, the “prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-229051). This Prospectus Supplement No. 2 should be read in conjunction with the prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized, except in conjunction with the prospectus, including any amendments or supplements thereto.

We have distributed to holders of shares of our common stock and holders of certain of our outstanding options and warrants on February 14, 2019, 69,194,160 non-transferable subscription rights to purchase units, each unit consisting of one share of Series B Convertible Preferred Stock and 5,000 common stock warrants. However, we will only accept subscriptions for 8,000 units. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege (which entitles holders who fully exercise their basic subscription rights to subscribe for an additional amount of units that are not purchased by other holders, on a pro rata basis and subject to the $8.0 million aggregate offering threshold and other ownership limitations). The basic subscription right and over-subscription privilege are described in more detail in the prospectus.

We are filing this Prospectus Supplement No. 2 to extend the subscription period for exercising the subscription rights from 5:00 p.m., Eastern Time, on March 1, 2019 to 5:00 p.m., Eastern Time, on March 5, 2019. If you wish to exercise your subscription rights you must submit your subscription documents before the new expiration date of 5:00 p.m., Eastern Time, on March 5, 2019. All references in the prospectus to the expiration date for exercise of subscription rights are hereby amended as described herein. All other descriptions, terms and conditions set forth in the prospectus remain unchanged.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the prospectus. You should carefully consider these risk factors, as well as the information contained in the prospectus and this Prospectus Supplement No 2.

Our board of directors is making no recommendation regarding your exercise of the Subscription Rights. You should carefully consider whether to exercise your Subscription Rights before the expiration date. You may not revoke or revise any exercises of Subscription Rights once made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

Co-Dealer-Managers
Maxim Group LLC	Ascendiant Capital Markets LLC

The date of this Prospectus Supplement No. 2 is February 28, 2019